Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Leaders Series I/IR

July 10, 2023 update to the product notice dated May 1, 2023.
This contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Leaders Series I/IR, Leaders Solution Series I/IR, Leaders Elite Series I/IR, and Director Focus.
ATTENTION: This update only impacts the following contract: Leaders Elite Series I/IR

In Appendix A - Funds Available Under the Contract: the following fund fee is updated as follows:

Fund and Adviser/Subadviser	Current Expenses
PSF PGIM Jennison Focused Blend Portfolio - Class II Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	1.16%*

This update should be retained for future reference.

HV-8007